May 19th, 2006

VIA EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Luna Innovations Incorporated. (the “Company”) Registration Statement on

       Form S-1 (Reg. No. 333-131764)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 4:30 p.m., (New York time) on May 23, 2006 or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from May 9, 2006 to the date of this letter, we have effected the following distribution of copies of the Preliminary Prospectus dated May 9, 2006:

Number of prospectuses distributed to institutions	456
Number of prospectuses distributed to individuals	103
Number of prospectuses distributed to broker/dealers	135

Total	694

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

Very truly yours,

ThinkEquity Partners LLC

WR Hambrecht & Co

Merriman Curhan Ford & Co.

By: THINKEQUITY PARTNERS LLC

By:	/s/ Ben Davey
Name:	Ben Davey
Title:	Managing Director, Head of Equity Syndicate